

Mail Stop 4631

November 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> RE: Form 20-F for the fiscal year ended December 31, 2008
> Form 6-K filed on August 17, 2009
> File No. 1-33176

Dear Mr. Zhang:

We have reviewed your response letter dated October 28, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Goodwill Impairment, page 40

2. We note your response to prior comment 2. Your disclosures on page F-11 state that you performed step one of your annual goodwill impairment test in the fourth quarter of 2008 and determined that the fair value of Shandong Fuwei significantly exceeded its net book value as of December 31, 2008. Therefore, step two was not required. Your response indicates that you were required to perform step two of the goodwill impairment test because the fair value was less than the carrying value. Please clarify this apparent inconsistency.

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - How you weight each of the methods used to value goodwill, including the basis for that weighting;
   - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
   - To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and to the extent that goodwill for this reporting unit could materially impact your operating results or total shareholders' equity, please provide the following disclosures for your reporting unit:
     o The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
     o The amount of goodwill;
     o A description of the assumptions that drive the estimated fair value;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
     o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Impairment of Long-Lived Assets, page 41

4. We note your response to prior comment 3. You state that there are productions lines that manufacture products independently, but they cannot produce cash flows separately resulting from the combined administrative expense, R&D, market and sales, etc. Paragraph 4 of SFAS 144 states that an asset group represents the lowest

level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In this regard, please further advise how you determined that each production line would not have identifiable cash flows which are largely independent, including how you determined that the combined expenses you list in your response would preclude these cash flows from being largely independent.

Results of Operations, page 41

5. We reissue prior comment 4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. Please also quantify the extent to which fluctuations in your sales are attributable to each of the following factors: changes in prices, changes in the volume of products sold, and the introduction of new products. For example, in your discussion of sales from period to period, you should state the amount of increase or decrease which is due to changes in prices. In a similar manner, you should state the amount of increase or decrease due to the other factors.

Liquidity and Capital Resources, page 44

6. We note your response to prior comment 5. Please address the following:
   - You appear to have a working capital deficit not working capital as of December 31, 2008. Please revise your disclosures as necessary;
   - You state that after the expiration of the loans in 2009 you renewed the loan agreements with the Commercial Bank. Please disclose the new expiration date of these loans; and
   - You state that as of June 30, 2009 you had a RMB 160 million bank loan line. Please disclose the maturity date of the loan line, if any amounts have been borrowed against it, and the amount that is available currently under the loan line.

Consolidated Statements of Cash Flows, page F-7

7. We note your response to prior comment 6. Your response indicates that you obtained equipment in exchange for incurring a liability rather paying cash. If accounts payable contains plant, properties and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

FORM 6-K FILED ON AUGUST 17, 2009

Consolidated Statements of Income and Other Comprehensive Income, page 4

8. We note your response to prior comment 13. It is not clear how you determined you should use SFAS 144 to determine the amount of the inventory impairment instead of Chapter 4 of ARB 43. Please advise.

*   *   *   *

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief